SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)

                          First Midwest Financial, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    320878101
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                                 (CUSIP Number)

                               Donald J. Winchell
                                  Fifth at Erie
                                  P.O. Box 1307
                             Storm Lake, Iowa 50588
                                 (712) 732-4117
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 3, 2003
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules ss.ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Donald J. Winchell
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR (e)                                          |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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               7     SOLE VOTING POWER

                     62,292.19 (See Item 5)
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  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        37,500 (See Item 5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            62,292.19 (See Item 5)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     62,554.29 (See Item 5)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      124,846 (See Item 5)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.98% (See Item 5)
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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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

Item 1. Security and Issuer

      The following paragraphs hereby restate and amend Item 1 of the Initial Statement in its entirety:

      The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of First Midwest Financial, Inc. ("First Midwest"), Storm Lake, Iowa, a bank holding company with its main office located at Fifth at Erie, P.O. Box 1307, Storm Lake, Iowa 50588.

      This Amendment No. 1 hereby amends the Schedule 13D (the "Initial Statement") filed on September 30, 1998 by Donald J. Winchell.

Item 2. Identity and Background

      The following statement is hereby added to Item 2 of the Initial
Statement:

      On October 9, 2003, Mr. Winchell gave notice of his resignation as Chief Financial Officer of First Midwest Financial, Inc. ("First Midwest"), Storm Lake, Iowa, a bank holding company with its main office located at Fifth at Erie, P.O. Box 1307, Storm Lake, Iowa 50588. Mr. Winchell's resignation becomes effective on January 9, 2004.

Item 3. Source and Amount of Funds or Other Consideration

      The following statement is hereby added to Item 3 of the Initial
Statement:

      On November 3, 2003, in connection with the cashless exercise of options to purchase shares of Common Stock, Mr. Winchell acquired 31,796 shares of Common Stock and was deemed to have disposed of 22,428 shares of Common Stock in satisfaction of the exercise price of the options.

Item 5. Interest in Securities of Issuer

      The following paragraphs hereby restate and amend Item 5 of the Initial Statement in its entirety:

      (a) Mr. Winchell beneficially owns an aggregate of 124,846 shares of Common Stock, constituting 4.98 percent of such Common Stock Outstanding on the date hereof.

      (b) With respect to the 124,846 shares of Common Stock owned beneficially by Mr. Winchell, such amounts include:

            (1) 62,292.19 shares over which Mr. Winchell has sole voting power.

            (2) 37,500 shares over which Mr. Winchell shares voting power with his spouse, Jeri A. Winchell, who's address is Fifth at Erie, P.O. Box 1307, Storm Lake, Iowa, 50588. Mrs. Winchell is a homemaker. During the last five years, Mrs. Winchell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Winchell is a citizen of the United States of America.

            (3) 62,292.19 shares of Common Stock over which Mr. Winchell has sole dispositive power.

            (4) 62,554.29 shares of Common Stock over which Mr. Winchell has shared dispositive power, which include the 37,500 shares owned by Mrs. Winchell (see paragraph (2) above) and 25,054.29 shares allocated to Mr. Winchell's ESOP account over which the ESOP trustee shares dispositive power. West Des Moines State Bank is the ESOP trustee. West Des Moines State Bank is an Iowa chartered bank with its principal business address at 1601 22nd Street, West Des Moines, Iowa.

      (c) The following transactions involving Mr. Winchell's beneficial ownership of Common Stock were effected in the past sixty days:

            (1) Mr. Winchell was granted options to purchase 4,560 shares of Common Stock on September 30, 2003 at an exercise price of $21.765. These options expire on September 30, 2013.

            (2) Mr. Winchell received a 401(k) contribution on October 15, 2003 of 319.35 shares of Common Stock at no cost to him.

            (3) Mr. Winchell received an ESOP contribution on October 15, 2003 of 783.09 shares of Common Stock at no cost to him. Such transaction had a deemed execution date of September 30, 2003.

            (4) Mr. Winchell disposed of 1,000 shares of Common Stock on October 30, 2003, at a price of $22.9 per share. Such transaction had a deemed execution date of September 30, 2003.

            (5) Mr. Winchell exercised his outstanding stock options through a cashless exchange of shares on November 3, 2003. In this transaction, Mr. Winchell acquired 31,796 shares of Common Stock and disposed of 22,428 shares of Common Stock, in satisfaction of the exercise price of the options. This had the effect of lowering Mr. Winchell's overall stocking holding to 4.95 percent.

            (6) Mr. Winchell received an ESOP contribution on November 7, 2003 of 683.63 shares of Common Stock at no cost to him. This had the effect of raising Mr. Winchell's total stock holdings to
                  4.98 percent.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Winchell.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

      The following statement is hereby added to Item 6 of the Initial
Statement:

      On October 9, 2003, Mr. Winchell gave notice of his resignation, as Chief Financial Officer of First Midwest Financial, Inc. ("First Midwest"), Storm Lake, Iowa, a bank holding company with its main office located at Fifth at Erie, P.O. Box 1307, Storm Lake, Iowa 50588. Mr. Winchell's resignation becomes effective on January 9, 2004.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2004


                                                    /s/ Donald J. Winchell
                                                --------------------------------
                                                    Donald J. Winchell